ARAX HOLDINGS CORP.

Vladimir Leonov
President, Treasurer and Secretary
Arax Holdings Corp.
Salvador Diaz Miron 87, Colonia
Santa Maria La Ribera, Mexico 06400

February 21, 2013

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Arax Holdings Corporation
    Registration Statement on Form S-1
    Filed January 8, 2013
    File No. 333-185928

Dear: Barbara C. Jacobs

In response to your letter dated February 4, 2013 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by
     Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: We did not provide any written communications to any of our investors.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company in an appropriate place in the document.

Response: Disclosure has been added to the amended registration Statement regarding scaled disclosure requirements for a smaller reporting company.
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3.   It appears from your disclosure that you may be a shell company pursuant to
     Rule 405 under the Securities Act. Please revise to disclose your status as a shell company and revise your disclosure on page 25 regarding future sales by existing stockholders to describe what effect your status as a shell company will have upon the ability to rely on Rule 144 or tell us why this is not necessary.

Response: The Company does not believe that it is a shell company. It is a development stage company which has a specific business plan and plan of operations for its mobile hot dog stands which it is beginning to implement. The Company purchased its first hot dog machine on 27 of October 2012 and plans to purchase additional machines for selling hot dogs subject to sufficient funding.

PROSPECTUS SUMMARY, PAGE 3

4. Please revise to remove your statement that the prospectus summary is not complete. The summary should provide a brief overview of the key aspects of the offering.

Response: We have revised our document to comply with this comment.

ARAX HOLDINGS CORP., PAGE 3

5. Please revise the first paragraph to clarify that you do not have customers or hot dog stands and that you currently have no operations. In addition, please revise to clarify that you intend to place such hot dog stands in places you believe are popular places for tourists.

Response: We have revised our document and made clarifications.

6. Please revise to briefly describe the difference between a "food vending trailer" and a "concession trailer."

Response: We have deleted reference to "food vending trailer" and a "concession trailer."

7. Please revise to disclose your monthly "burn rate" and how long your present capital will last at that rate.

Response: We have revised the requested info. Our "burn rate "is $2,072 per month -according to our last financial statements for last three month. Our present capital will last less than a month without any additional funds. If necessary, Vladimir Leonov, our president, has verbally agreed to lend funds to pay for this offering and lend funds to implement your business plan and to help maintain a reporting status with the SEC in the form of a non-secured loan for the next twelve months.

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8.   In any future amendment, please also update to include your cash on hand as of the most recent practicable date. Similarly revise under "Management's Discussion and Analysis," at page 13.

Response: We have revised our document as requested.

9. Please revise to disclose here, if true, that your sole officer and director devote approximately 20 hours per week to your business. In addition, please revise to disclose here that he has no prior experience managing a public company.

Response: We confirm that our president devotes approximately 20 hours/week to the business and he has no prior experience managing a public company.

10. In the last paragraph on page 3, please expand to disclose that you hope to have a market maker file an application with FINRA for your common stock to be eligible for trading on the Over-the-Counter Bulletin. Please also indicate that there is no assurance that your common stock will ever be quoted on a stock exchange or a quotation service.

Response: We have made requested addition.

RISK FACTORS, PAGE 5

11. Please revise to add risk factors that discuss the risks of having a sole director and officer, including the risk that, because your sole executive officer occupies all corporate positions, it may not be possible to have adequate internal controls and that, because the sole director and officer will determine his salary and perquisites, you may not have funds available for net income or explain why such risk factors are not necessary.

Response: We have added the risk factor.

12. Please revise to add a risk factor that addresses the risk that, because hot dog vending companies consist of mostly non-public companies, a small hot dog vending company with the added expenses of being a reporting company might have a competitive disadvantage. Alternatively, please tell us why such a risk factor is not necessary.

Response: We have added the risk factor.

13. We note your disclosure regarding on page 20 regarding how you will determine how much to charge per hot dog and the amount of profit you plan on making per each hot dog sold. Please revise to include a discussion regarding the effect of rising commodity prices on your business plan. Alternatively, please tell us why such a risk factor is not necessary.

Response: Such risk factor is not necessary because with rising commodity prices the price per each hot dog will rise as well.

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WE ARE SOLELY DEPENDENT UPON THE FUNDS, PAGE 6

14. Please revise to clarify that you have "not" taken any steps to seek additional financing, if true. Refer to the second to last sentence in that risk factor.

Response: We have revised our document as requested.

WE OPERATE IN A HIGHLY COMPETITIVE ENVIRONMENT, PAGE 7

15.  Please revise to make this risk factor more specific to your business.

Response: We have revised to make this risk factor more specific for our business

BECAUSE OUR SOLE DIRECTOR AND OFFICER, PAGE 7

16. Please expand to also disclose the percentage of shares he will own if 25%, 50% or 75% of the offering is sold.

Response: We have disclose the percentage of shares if he will own 25%, 50% or 75% of the offering is sold.

BECAUSE OUR PRINCIPAL ASSETS, PAGE 7

17.  Please clarify in this risk factor where Vladimir Leonov lives.

Response: Has been clarified.

BECAUSE WE DO NOT HAVE AN ESCROW OR TRUST ACCOUNT FOR YOUR SUBSCRIPTION, PAGE 8

18. Please revise this risk factor to clarify that all subscriptions in this offering will be available for your immediate use.

Response: We have revised the risk factor to clarify that all subscriptions in this offering will be available for immediate use.

BECAUSE OUR CURRENT PRESIDENT AND EXECUTIVE OFFICER DEVOTE A LIMITED AMOUNT, PAGE 9

19. Please revise the title of this risk factor to remove the word "they" as we note that you have only one executive officer.

Response: We have revised the document and made the correction.

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
WE WILL INCUR ONGOING COSTS AND EXPENSES FOR SEC REPORTING, PAGE 9

20. Please revise to disclose an estimate of the ongoing costs and expenses you will incur as a reporting company.

Response: We have revised and disclose an estimate of the ongoing costs and expenses as a reporting company.

WE MAY BE EXPOSED TO POTENTIAL RISKS AND SIGNIFICANT EXPENSES RESULTING, PAGE 10

21. Please revise to clarify what you mean by "if we become registered with the SEC."

Response: We have revised and clarified.

22. We note your disclosure that as an emerging growth company you will not be required to "formally attest to the effectiveness of [your] internal control over financial reporting." Please revise to remove the term "formally attest" and clarify that you will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act but that management will be required to provide an annual report on your internal control over financial reporting pursuant to
     Item 308 of Regulation S-K in the year following your first annual report required to be filed pursuant to Section 13(a) or 15(d) of the Exchange Act for the prior fiscal year.

Response: We have revised the document and made the correction.

USE OF PROCEEDS, PAGE 11

23. We note your disclosure on page 11 that Vladimir Leonov has verbally agreed to loan the company funds to complete the registration process and to implement [your] business plan and your disclosure. This appears to be inconsistent with your disclosure on page 13 that he has "informally agreed to advance funds to you" and that he has no commitment, arrangement or legal obligation to advance or loan funds to you. Please revise to disclose on pages 10, 11 and 17 to state there is no guarantee that he will loan funds to you and that he is under no obligation to loan funds to you. In addition, we note that your disclosure on pages 10 and 13 states that Mr. Leonov has agreed to lend funds to pay for this offering but does not mention a similar agreement to loan funds to implement your business plan or to help maintain a reporting status with the SEC in the form of a non-secured loan for the next twelve months. On page 11, however, you disclose that he has verbally agreed to loan funds to help implement your business plan, and, on page 17, you disclose that he has verbally agreed to loan the company funds to complete the registration process and to maintain a reporting status with the SEC in the form of a non-secured loan for the next twelve months. Please revise for consistency.

Response: We have revised our document for consistency.

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
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 13

24. It appears that your 12 Month Plan of Operation section and your Description of Business section describe your business plan if you raise $25,000 in this offering. Please revise to disclose how your business plan will change if you raise $50,000, $75,000 or the full amount. For example, we note that you plan to spend $1,550 on advertising if your raise $25,000 in this offering and $65,400 on advertising if you raise the maximum amount in this offering. Please revise to disclose your marketing plans if you raise the maximum amount in this offering.

Response We have revised the document and added requested information.

12 MONTH PLAN OF OPERATION, PAGE 14

25. We note your disclosure on page 4 that the total cost of your offering is expected to be $10,000 and your disclosure on page 3 that you require minimum funding of $25,000 to conduct [your] proposed operations and pay all expenses associated with maintaining a reporting status with the SEC for a minimum period of one year. However, your use of proceeds table indicates only $10,000 for legal and professional fees. We further note that at page 17, under "Liquidity and Capital Resources," that you anticipate the 12 month cost of being a reporting public company as $10,000. In addition, we note your disclosure on page 16 that you do not plan on being in full operation until twelve months after completing your offering, which you expect to complete in twelve months. Please revise to clarify, in an appropriate place in your registration statement, what plans you have to cover the costs of this offering and the costs of your exchange act reporting obligations after effectiveness of your registration statement. Please factor in reporting costs to your 12 month plan of operation and where the funds to pay for this are anticipated to be coming from.

Response: We have revised our disclosure as requested.

26. We note your disclosure on page 14 that you plan to use "newly developed hot dog stands." Please revise to describe the "newly developed" aspects of the hot dog stand. In addition, please revise to disclose when such hot dog stands were developed. Alternatively, please remove the term "newly developed."

Response: The term "newly developed" has been removed.

27. Please revise the second paragraph in this section to clarify that there is no guarantee that you will receive loans from your directors or raise funds in this offering.

Response: We have revised our disclosure as requested.

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
28. We note your disclosure that your long term goal is to set up about five to fifteen locations in every major city in Mexico. Please revise to disclose, if possible, what you mean by "long term" and revise to clarify that there is no guarantee that you will be able to reach this goal.

Response: We have deleted this disclosure and added a disclosure at the end of our plan of operations that if we are profitable we plan to expand to other major cities in Mexico after our initial 12 month plan of operations. There is no guarantee of this expansion.

29. It appears that you have not included the costs of ordering food to stock your hot dog stands. Please revise to disclose here and in your use of proceeds section or tell us why this is not necessary.

Response: We have revised to clarify as follows: the cost of one day stock will be provided by the president as a loan at the moment when we know the number of locations we have. There is no need to invest in high volume of stock due to availability of such products in regular stores around Mexico. The cost of stock will be about $100/stand which will generate profit by the end of the day and will be re-invested next day. The loan will be reimbursed to the president from the proceeds generated from the sale of the hot dogs.

SET-UP OFFICE, PAGE 14

30.  Please revise to disclose where you plan to set up your office.

Response: We have revised this section as requested.

OBTAIN MUNICIPAL VENDOR PERMITS, PAGE 14

31. We note that you plan to set up in five to fifteen locations but that you only plan to obtain vendor permits for five locations. Please advise or revise. In addition, please disclose as to whether these vendor permits allow you to set up in specific locations or if they allow you to set up anywhere in the city. To the extent you need additional permits, please revise to disclose when you plan on obtaining such permits and the associated costs. In addition, please revise to disclose the cities in which you plan on obtaining the municipal vendor permits.

Response: We have revised this section as requested.

PROMOTING OUR HOT DOG STANDS, PAGE 15

32. Please revise to disclose how many direct-mail coupons you intend to send, how many door hangers you intend to provide and how many mailbox mailer coupons. In addition, please revise to disclose here or in your Description of Business section how you will determine where to send such coupons. Also clarify the difference between mailbox mailer coupons and direct-mail coupons.

Response: We have revised this section as requested.

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
33. We note your disclosure on page 18 that "should the Company fail to sell less than all its shares under this offering, the Company would be forced to scale back or abort completely the implementation of its 12-month plan of operation." This disclosure appears to be inconsistent with your disclosure on page 3 that you require" a minimum of $25,000 to conduct [your] proposed operations and pay all expenses associated with maintaining a reporting status with the SEC." Please revise for consistency or advise.

Response: We have revised for consistency.

RESULTS OF OPERATIONS, PAGE 17

34. Refer to the last sentence in second paragraph. It is unclear what "have not yet made any installation or re-selling of stretch ceiling our products," is referring to. Please revise or advise.

Response: We have revised this statement.

DESCRIPTION OF BUSINESS, PAGE 19
COMPANY, PAGE 19

35. To the extent you discuss future business plans here, or elsewhere in your document, the discussion should be balanced with a brief discussion on the time frames for implementing future plans, the material steps involved, and any obstacles involved before you can commence planned operations. This includes the need for any additional financing. If financing is not available, please make that clear. Examples of discussed future operations that could be expanded upon in this regard include expanding to additional cities, as well as within cities, hiring managers and expanding food options. Please revise throughout, including under "12 Month Plan of Operation," at page 14.

Response: We have added the requested discussion.

36. In this regard, please revise the first paragraph to identify the "major cities" in which you plan to operate your hot dog stands and the material steps involved to implement this.

Response: We have revised our document.

37. Your disclosure on page 19 that you are planning to have ten to fifteen hot dog stands per city appears to be inconsistent with your disclosure on page 14 that your long term goal is to have about five to fifteen locations in every major city of Mexico. Please revise for consistency.

Response: We have revised for consistency.

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
38. Please clarify if you anticipate that a hot dog stand would generally stay in the same location each day, or move around the city on a day to day basis.

Response: We have clarified as requested.

39. We note your disclosure on page 19 that you intend to hire one sales person for each stand. This disclosure appears inconsistent with your disclosure on page 15 that you intend to purchase five hot dog machines and hire ten employees to operate the machines. Please revise for consistency.

Response: We have revised our document for consistency.

40. We note your disclosure on page 19 that, "once you expand," you plan to hire one manager per city. Please revise to specify when you intend to hire such managers and how much you intend to pay each manager, if known. In addition, we note that you did not include hiring a manager in your plan of operation. If necessary, please revise.

Response: We have revised as requested.

41. We note your disclosure on page 19 that you plan to expand your menu. Please revise to disclose when you intend such expansion and provide an estimate of the associated costs of such expansion.

Response: We have revised as requested.

INDUSTRY STATISTICS, PAGE 19

42. Please revise to remove the data regarding the number of hot dogs sold at retail stores as this information does not appear to be related to your plan to operate hot dog stands in Mexico in tourist locations. Alternatively, please revise to provide updated data, clarify whether this information is about retail stores in Mexico and clarify that sales of packages of hot dogs and revenues from packages of hot dogs sold does not indicate that your hot dog stands will be successful in selling hot dogs in Mexico.

Response: We have removed this data.

MARKETING/LOCATIONS, PAGE 19

43. Please revise to disclose the steps necessary to place your hot dog stands in the locations you have identified on pages 19 and 20. For example, please revise to discuss the permits you will have to obtain, whether you have begun obtaining any such permits, the agreements you will have to make with the owners of each location and whether you have any agreements with such owners. In addition, please revise to disclose the costs associated with each of these steps.

Response: We have revised as requested.

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
PRODUCT DESCRIPTION, PAGE 20

44. Please briefly expand upon your description of what the "Cradle Broil-O-Dog Hot Dog Broiler" is.

Response: We have revised requested info.

45. We note your disclosure on page 15 regarding the cost of each stand you plan to operate is $1,200. Please revise this section of your registration statement to include additional disclosure regarding your hot dog stands.

Response: We have revised our document.

46. Please revise to remove the terms "more evenly" cooked and "without becoming soggy" on page 20. Alternatively, please revise to state as beliefs and provide the basis for such beliefs.

Response: We have removed the terms.

PRICING, PAGE 20

47. We note your disclosure regarding your suggested sales price, the cost and the profit from each hot dog. Please tell us the basis for the estimates you have provided here. In addition, please tell us whether you have made any agreements with suppliers for the food you intend to sell in your hot dog stands.

Response: The cost estimate we have provided is based on the prices in regular stores in Mexico. The sale price of the hot dog is based on a prices offered by similar hot dog vendors in Mexico. We do not have suppliers, we do not have made any agreements with suppliers for the food you intend to sell in your hot dog stands, and we plan to purchase products from stores as needed.

COMPETITION, PAGE 21

48.  Please take out the names of the restaurants that you have included here.

Response: We have corrected our document.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 24

49. Please revise to disclose the amount of funds that Mr. Leonov has loaned to you. In addition, if true, please revise to disclose that such loans are due on demand. Refer to page F-9.

Response: We have revised our document.

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
DESCRIPTION OF SECURITIES, PAGE 27
COMMON STOCK, PAGE 28

50. Please delete the statement that "[a]ll shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this offering, when issued, will be fully paid and non-assessable." This is a legal conclusion you are not qualified to make. In the alternative, attribute it to counsel.

Response: Statement has been deleted.

UNDERTAKINGS, PAGE II-2

51. Please revise paragraphs 1(b) and 2 on page II-2 to include the undertaking exactly as it appears in Item 512(a) of Regulation S-K. Similarly, please revise paragraph 4 on page II-3 to include the undertaking exactly as it appears in Item 512(h).

Response: We have revised our document.

SIGNATURES, PAGE II-4

52. Please revise to indicate that Vladimir Leonov is signing in his capacity as principal executive officer, principal financial officer and principal accounting officer. In this regard, we note that you have indicated that he is the principal executive officer, principal financial officer and principal accounting officer under his signature on behalf of the company. Please similarly revise the second half of the signature page.

Response: We have revised as requested.

EXHIBIT 5.1

53. Please have counsel revise to clarify that he has only relied upon the certificates of officers of the company as to matters of fact.

Response: Exhibit 5.1 has been revised in accordance with the Commission's comment to qualify counsel's reliance as to matters of fact.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

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
Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Sincerely,


/s/ Vladimir Leonov
-----------------------------
President
Vladimir Leonov

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